Exhibit 99.1

2011 Annual
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2011

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2011 consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is, unless otherwise noted, current in all material respects as of February 7, 2012.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company’s plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our latest Annual Information Form and Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to research, develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
•	the benefits of our drug delivery technologies and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
•	our need for additional financing and our estimates regarding capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for product candidates;
•	our selection and licensing of product candidates;
•
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the manufacturing capacity of third-party manufacturers that we may use for our products; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this MD&A reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

Any reference herein to our “products” refers to our product candidates and future products we may develop.

CORPORATE UPDATE

•
On October 31, 2011, we announced that the U.S. Food and Drug Administration (“FDA”) has accepted for filing our abbreviated new drug application (“ANDA”) for a generic version of Lamictal® XR™ (lamotrigine extended-release tablets), an anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, U.S. sales of Lamictal®XR™ , which was approved by the FDA in June 2009, were approximately US$217 million for the 12 months ending December 2011 – a 61% increase over the comparable period in 2010.

•
On November 15, 2011, we announced that our Toronto-based oral solid dosage forms manufacturing facility has completed a cGMP and pre-approval inspection process by the FDA and has been granted "acceptable" status under the Agency's strict regulatory guidelines. IPC’s Toronto manufacturing facility was previously inspected and approved by the Canadian regulatory authorities, Health Canada. The Company currently has six ANDAs being reviewed by the FDA for the purpose of achieving regulatory approval. Passing this pre-approval inspection is a key milestone for IPC. This positive FDA inspection result is a true reflection of the quality of our facilities and manufacturing processes. It demonstrates the progress we are making towards the completion of our manufacturing infrastructure in anticipation of approval and commercialization of our products in the U.S. marketplace.

•
In January 2012, Intellipharmaceutics announced the appointment of Ira Baeringer as the Vice President, Business Development of its wholly owned United States subsidiary, Intellipharmaceutics Ltd. (“IPC Ltd.”), effective February 1, 2012. Mr. Baeringer will be assisting Intellipharmaceutics with the commercialization of products in its controlled-release generic drug ANDA portfolio and 505(b)(2) New Drug Application (“NDA”) portfolio across markets inside and outside the United States. Mr. Baeringer brings 20 years of experience in pharmaceutical licensing, development, supply, acquisitions, divestitures, and alliance management.  He was most recently with sanofi-aventis from 2009 to 2012, and was previously with Sandoz Inc., Dorland Sweeney Jones, Forest Pharmaceuticals, Inc. and TEVA Pharmaceuticals USA.

BUSINESS OVERVIEW

IPC Ltd. and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (“the IPC Arrangement Agreement”) on October 22, 2009, resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Ontario, Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection.

GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.  The goals for 2012 which the Company is actively endeavouring to accomplish include the following:

•	Obtain FDA approval of our generic version of Focalin XR®
•	File two additional ANDAs with the FDA
•	Establish additional development/marketing alliances
•	Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan
•	Complete manufacturing of clinical batches of Rexista™ oxycodone
•	Initiate Phase I studies using clinical batches of Rexista™oxycodone

STRATEGY

We believe that our Hypermatrix™ technology comprises a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within a rapid timeframe.

The technology is applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of the Hypermatrix™ technology allows us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a New Drug Application (NDA) 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable. The 505 (b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

Our technologies are also focused on the development of abuse-deterrent pain medications.  The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications.

We believe that we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

TECHNOLOGY

The Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Present Regulatory/Development Status	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed-release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal®XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under reviewby FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend for commercialization several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par Pharmaceutical, Inc. (“Par”) for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (ADHD). According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately $596 million for the 12 months ending December 2011.

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.

We had announced that we and our licensee and development partner, Par, received confirmation that the previously announced stays of the patent litigation concerning our generic of Focalin XR® expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation. The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd. have also entered into license agreements in conjunction with the settlements of the litigation concerning our generic drug application in the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

Assuming receipt of regulatory approvals, we expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. The application was filed as an amendment to the ANDA previously filed for the 5, 10, 15 and 20 mg dosage strengths of the drug. Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

On March 29, 2011, we announced that the Company had become aware that Elan Corporation, plc and Elan Pharma International Ltd., had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. On April 5, 2011, we also announced that the Company had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR ® does not, in any event, infringe the patents in issue.

On August 18, 2011, we announced that we have added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 mg strength.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $2.5 billion for the 12 months ending December 2011.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion for the 12 months ending December 2011.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

On December 22, 2010 we had informed the FDA that we had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for our application to market a generic of Protonix®. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.  There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Wolters Kluwer Health, sales of metformin hydrochloride extended-release tablets in the United States were approximately $431 million for the 12 months ending December 2011.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the United States were approximately $1.1 billion for the 12 months ending December 2011.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to the Company’s generic version of Seroquel XR®.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion, if it proceeds to a hearing, may be heard by the District Court for New Jersey in or about the Company’s fiscal first or second quarter of 2012. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. As at the date of this MD&A, to our knowledge no other legal actions have been taken by any party to either piece of litigation. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not, in any event, infringe the patents asserted in the above-noted lawsuit.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, sales of Lamictal®XR™ in the United States were approximately $217 million for the 12 months ending December 2011.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Wolter Kluwer Health, sales of Coreg CR® in the United States were approximately $314 million for the 12 months ending December 2011.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Wolters Kluwer Health, sales of OxyContin® (oxycodone hydrochloride controlled-release tablets) in the United States were approximately $2.9 billion for the 12 months ending December 2011.  OxyContin® currently represents 98% of the $3.0 billion oxycodone sustained-release market.

In April 2011, the White House and the FDA announced a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new REMS plan focuses on educating doctors about proper pain management, patient selection, and other requirements and improving patient awareness about how to use these drugs safely. The FDA has indicated it wants companies to give patients educational materials, including a medication guide that uses consumer friendly language to explain safe use and disposal. Doctor training, patient counselling and other REMS risk reduction measures are expected to become effective by early 2012. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof-of-concept pilot clinical studies of Rexista™ oxycodone and plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that are expected to be initiated in fiscal 2012.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that we will be able to successfully produce scaled-up batches for use in clinical trials, or that the clinical trials will meet our expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general, the fact that expenditures were higher in the 2011 when compared to 2010 and 2009 was due to our stronger financial position during 2011 from our private placement financing, when compared to 2010 and 2009.

	For the Periods Ended
	November 30,	November 30,	November 30,
	2011	2010	2009
	(12 months)	(12 months)	(11 months)
	$	$	$
Revenue:	501,814	1,459,385	630,179
Expenses:	8,278,518	7,511,773	3,257,421
Loss from operations	(7,776,704)	(6,052,388)	(2,627,242)
Loss per share, Basic and Diluted	(0.33)	(0.53)	(0.19)

Cash and cash equivalents	4,817,088	789,136	8,014,492
Total Assets	6,247,228	3,267,706	11,081,332

Warrant derivative liability	6,611,015	7,161	226,268
Deferred revenue	107,091	8,905	1,449,326
Total liabilities	9,340,258	3,174,750	6,449,318
Shareholders' (deficiency) equity	(3,093,030)	92,956	4,632,014
Total liabilities and shareholders equity	6,247,228	3,267,706	11,081,332

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2011.

Use of Estimates
The Company’s consolidated financial statements have been prepared in accordance with GAAP as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Actual results could differ from those estimates.

Significant estimates required for the preparation of the consolidated financial statements including those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company accounts for revenue in accordance with the provision of Accounting Standards Codification topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control. Management estimates the fair value using third party evidence and standalone selling prices.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Investment tax credits
The investment tax credits (“ITC”) receivable are our estimates of eligible amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval. These amounts are subject to Canada Revenue Agency (“CRA”) audit. Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. This requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price, risk free interest rate, potential dividends and the expected life of the options issued.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 11 of the 2011 consolidated financial statements provides detailed disclosure of the Company's stock options.

Warrants
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the Black-Scholes Option Pricing Model and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

Income taxes
ASC topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

Significant management judgment is required in determining our uncertain tax positions, value of deferred tax assets, and valuation allowances. Actual results could differ from those estimates.

Future accounting pronouncements
In May 2011, the FASB provided amendments ASU 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS to achieve common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.
In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05.One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and any resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2011 and November 30, 2010 and the eleven month period ended November 30, 2009.

	For the periods ended
	November 30,	November 30,	November 30,
	2011	2010	2009	Change		Change
	(12 months)	(12 months)	(11 months)	2011 vs 2010		2010 vs 2009
	$	$	$	$	%	$	%
Revenue:
Research and development	501,814	1,459,385	630,179	(957,571)	-66%	829,206	132%

Expenses:
Cost of revenue	-	-	382,597	-	0%	(382,597)	-100%
Research and development	5,125,608	4,533,310	1,554,859	592,298	13%	2,978,451	192%
Selling, general and administrative	2,925,454	2,699,204	975,197	226,250	8%	1,724,007	177%
Depreciation	227,456	242,778	344,768	(15,322)	-6%	(101,990)	-30%
Write-down of long-lived asset	-	36,481	-	(36,481)	-100%	36,481	N/A
	8,278,518	7,511,773	3,257,421	766,745	10%	4,254,352	131%

Loss from operations	(7,776,704)	(6,052,388)	(2,627,242)	(1,724,316)	28%	(3,425,146)	130%

Fair value adjustment of derivative liability	5,346,878	223,782	286,983	5,123,096	2289%	(63,201)	-22%
Financing expense	(2,357,732)	-	-	(2,357,732)	N/A	-	N/A
Net foreign exchange (loss) gain	(70,036)	138,949	587,642	(208,985)	-150%	(448,693)	-76%
Interest income	60,790	27,001	1,822	33,789	125%	25,179	1382%
Interest expense	(83,473)	(98,435)	(87,940)	14,962	-15%	(10,495)	12%

Loss for the period	(4,880,277)	(5,761,091)	(1,838,735)	880,814	-15%	(3,922,356)	213%

Year Ended November 30, 2011 Compared to the Year Ended November 30, 2010

Revenue
The Company recorded revenues of $501,814 for the year ended November 30, 2011 versus $1,459,385 for 2010. In 2011, additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par of $600,000. As at November 30, 2011, $492,909 of the payment was recognized as revenue mainly related to development work completed for the 30mg strength. Included in revenue in 2010 was recognition of an upfront fee of $1,449,624 and cost reimbursements in the amount of $9,761. The 2010 upfront fee revenue recognition can be primarily attributed to a drug development agreement that was mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was recognized as income.

Research and Development
Expenditures for research and development for the year ended November 30, 2011 were higher by $592,298 compared to the year ended November 30, 2010. These included spending for research and development activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2011, we recorded $601,424 as expenses for stock options for research and development (“R&D”) employees; composed of $158,624 related to stock options issued to non-executive employees involved in R&D activities, and $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to services provided for R&D activities leading to an ANDA being filed. These options vest upon the achievement of certain performance criteria. Included in the prior year is an expense of $885,600 relating to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi.

After adjusting for the stock options expenses discussed above, expenditures for research and development for the year ended November 30, 2011 were higher by $876,474 compared to the prior year. This is primarily attributed to the fact that during the year ended November 30, 2011 we advanced development of several generic product candidates including two multi-strength products that were filed as ANDAs during the year, and the development of a number of other pipeline product candidates.  Although we had four ANDA filings in 2010, some of the development for the products had been carried out in prior periods, and fewer projects were initiated in 2010.

Selling, General and Administrative
Selling, general and administrative expenses were $2,925,454 for the year ended November 30, 2011 in comparison to $2,699,204 for the year ended November 30, 2010, an increase of $226,250.  The increase is due to an increase in expenses related to wages and benefits which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2011 were $1,066,307 in comparison to $835,184 for the prior year.   This increase is attributable to the issuance of options, higher salaries in two executive positions, and an increase in the level of salaries to non-executive employees during the year ending November 30, 2011 when compared to the prior year.

Administrative costs for the year ended November 30, 2011 were $1,537,203 in comparison to $1,556,087 for the prior year.  There was no notable change in administrative costs.

Marketing costs for the year ended November 30, 2010 were $251,720 in comparison to $239,638 for the prior year.  There was no notable change in marketing costs.

Occupancy costs for the year ended November 30, 2011 were $70,224 in comparison to $68,295 for the prior year.  There was no notable change in occupancy costs.

Depreciation
Depreciation for the year ended November 30, 2011 was $227,456 in comparison to $242,778 for the year ended November 30, 2010. There was no notable change in depreciation as fixed assets additions were made late in the year.

Fair Value Adjustment of Derivative Liability
As part of the IPC Arrangement Agreement we have 243,275 warrants outstanding. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at November 30, 2011 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability for $5,346,878.

Financing Expense
Financing expense for the year ended November 30, 2011 was $2,357,732 related to the private placement financing for gross proceeds of $12,000,000 and a related registration statement.

Foreign Exchange Loss
Foreign exchange loss was $70,036 for the year ended November 30, 2011 in comparison to a gain of $138,949 in the prior year.  The foreign exchange loss was due to the strength of the Canadian dollar during the year ended November 30, 2011 as the exchange rate averaged $1.00 (US) for $0.9879 (Cdn) compared to $1.00 (US) for $1.0345 (Cdn) for the year ended November 30, 2010. During 2011 most of our cash was held in U.S. dollars. Based on on year end dates, the Canadian dollar modestly strengthened against the US dollar as the rates changed to $1.00 (US) for $1.0203 (Cdn) at November 30, 2011 from $1.00 (US) for $1.0266 (Cdn) at November 30, 2010. The foreign exchange gain of $138,949 for the year ended November 30, 2010, was because most of our cash was being held in Canadian dollars, the exchange rate average of $1.00(US) for $1.0345(Cdn), and based on year end dates the Canadian dollar strengthened against the US dollar as the rates changed to $1.00 (US) for $1.0266 (Cdn) at November 30, 2010 from $1.00 (US) for $1.0556 (Cdn) at November 30, 2009.

Interest Income
Interest income for the year ended November 30, 2011 was higher in comparison to the prior year. The current year interest was higher largely due to a higher average amount of cash equivalents on hand during 2011 largely due to the net proceeds of $10.5 million from the issuance of shares and warrants from the private placement completed on February 1, 2011.

Interest Expense
Interest expense for the year ended November 30, 2011 was lower compared with the prior year, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was lower during 2011 in comparison to 2010.

Year Ended November 30, 2010 Compared to the Year Ended November 30, 2009

Revenue
The Company recorded revenues of $1,459,385 for the year ended November 30, 2010 versus $630,179 for the eleven month period ended November 30, 2009. Revenue in 2010 was comprised of recognition of upfront fees of $1,449,624 and cost reimbursements in the amount of $9,761.  Included in revenue in the eleven month period ended November 30, 2009 was recognition of upfront fees of $480,655, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229.  The increase in 2010 revenue can be primarily attributed to a drug development agreement that has been mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was recognized as income. Revenue from research and development service fees decreased during the period primarily because the Company had no late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. As a result we had minimal revenue from partnered projects as our focus was on advancing our own pipeline.

Cost of Revenue
We had no cost of revenue for the year ended November 30, 2010 in comparison to $382,597 for the eleven month period ended November 30, 2009 because we performed no activity on partnered projects that generated revenue during the year ended November 30, 2010, unlike the eleven month period ended November 30, 2009 when we were working on some partnered projects and had incurred expenditures.  This is in line with our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations, as such our focus was on advancing our own products.

Research and Development
Expenditures for research and development for the year ended November 30, 2010 were higher by $2,978,451 compared to the eleven month period ended November 30, 2009. This is primarily attributed to the fact that during the year ended November 30, 2010, due to our stronger financial position in 2010 when compared with 2009 we incurred additional expenses, , on research and development activities for internal projects when compared with the eleven month period ended November 30, 2009.  In addition during the year ended November 30, 2010 we recorded an expense of $885,600 related to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to services provided by research and development activities. No such expense was recorded during the eleven month period ended November 30, 2009.

Selling, General and Administrative
Selling, general and administrative expenses were $2,699,204 for the year ended November 30, 2010 in comparison to $975,197 for the eleven month period ended November 30, 2009, an increase of $1,724,007.  The increase is due to an increase in expenses related to legal fees, wages, marketing costs and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2010 were $835,184 in comparison to $338,110 for the eleven month period ended November 30, 2009.   This increase is attributable to an increase in administrative staffing levels during the year ending November 30, 2010 when compared to the prior period.  The number of employees included in administrative costs was ten for the year ended November 30, 2010 in comparison to seven for the eleven month period ended November 30, 2009. The increase in staffing is for additional employees that are required in our role as a publicly traded company.

Administrative costs for the year ended November 30, 2010 were $1,556,087 in comparison to $498,241 for the eleven month period ended November 30, 2009.  This increase is primarily the result of an increase in filing costs expensed  during the  period ended November 30, 2010, due to certain public company related obligations and filing requirements which we did not incur in the comparable period, as we were not then a publicly traded company.

Marketing costs for the year ended November 30, 2010 were $239,638 in comparison to $90,780 for the eleven month period ended November 30, 2009.  This increase is primarily the result of an increase in travel expenditures during the year ended November 30, 2010 due to investor relations activities which we did not incur in the comparable period, as we were not then a publicly traded company until October 22, 2009.

Occupancy costs for the year ended November 30, 2010 were $68,295 in comparison to $48,066 for the eleven month period ended November 30, 2009.  This increase is partially a result of an eleven month fiscal period ending November 30, 2009 being compared with a twelve month fiscal period ending November 30, 2010.

Depreciation
Depreciation for the year ended November 30, 2010 was $242,778 in comparison to $344,768 for the eleven month period ended November 30, 2009 primarily as a result of the declining balance method of depreciation with limited additions in the year, and the effect of fully depreciated property and equipment.

Fair Value Adjustment of Warrants
As part of the IPC Arrangement Transaction we have 357,237 warrants outstanding as at November 30, 2010. These warrants are measured at fair market value at each reporting date, and changes in fair market value are recognized in the statements of operations and comprehensive loss.  During the year ended November 30, 2010, 19,462 warrants expired.

Foreign Exchange Gain
Gain on foreign exchange was $138,949 for the year ended November 30, 2010 in comparison to a gain of $587,642 for the eleven month period ended November 30, 2009.  The decrease for the year ended November 30, 2010 was due to the reduced strengthening of the US dollar against the Canadian dollar as the rates changed from $1.00 (US) for $1.0266 (Cdn) at November 30, 2010, from $1.00 (US) for $1.0556 (Cdn) at November 30, 2009, and from $1.00(US) for $1.2180 (Cdn) at December 31, 2008.  During the year ended November 30, 2010 the exchange rate averaged $1.00 (US) for $1.0345 (Cdn) compared to $1.00 (US) for $1.1493 (Cdn) for the eleven months ended November 30, 2009.

Interest Income
Interest income for the year ended November 30, 2010 was higher in comparison to the eleven month period ended November 30, 2009. This is primarily as a result of a higher average amount of cash on hand during fiscal 2010.

Interest Expense
Interest expense for the year ended November 30, 2010 was higher when compared with the eleven month period ended November 30, 2009, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was higher during the year ended November 30, 2010 in comparison to the eleven month period ended September 30, 2009.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the years ended November 30, 2011 and 2010.

Quarter Ended	Revenues	Net income (loss)	Income (loss) per share
			Basic	Diluted
	$	$	$	$
November 30, 2011	-	(1,285,132)	(0.09)	(0.09)
August 31, 2011	501,814	1,097,131	0.07	0.05
May 31, 2011	-	(1,968,783)	(0.12)	(0.12)
February 28, 2011	-	(2,723,493)	(0.22)	(0.22)
November 30, 2010	7,164	(1,903,629)	(0.18)	(0.18)
August 31, 2010	-	(2,113,462)	(0.19)	(0.19)
May 31, 2010	1,449,624	(316,447)	(0.03)	(0.03)
February 28, 2010	2,597	(1,427,553)	(0.13)	(0.13)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding, the level of our research and development spending, and the fair value adjustment of derivative liability. The Company’s reduced net loss in the fourth quarter ended November 30, 2011, can be attributed to a $1.3 million fair value adjustment of the derivative liability.  The fair value of these liabilities is re-measured at the end of every reporting period using the Black-Scholes Options Pricing Model. The Company’s net income in the third quarter ended August 31, 2011, can be attributed to the $0.5 million in revenue received for the expanded agreement between the Company and Par Pharmaceutical for the development and commercialization of Focalin XR® generics, as well as the fair value adjustment of the derivative liability for $2.5 million. The significant decrease in the Company's loss during the second quarter ended May 31, 2010, can be mainly attributed to a drug development agreement that was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was recognized as income.

Analysis of Fourth Quarter Results
The loss during the fourth quarter of 2011 when compared to the net income of the third quarter of 2011 can be mainly attributed to the fact that during the three month period ended August 31, 2011 additional strengths of generics of Focalin XR® were included in the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par of $0.6 million which was recognized in revenue in the period. This was further offset by the fair value adjustment of derivative liability of $2.5 million in the third quarter versus $1.3 million in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES
	For the periods ended
	November 30,	November 30,	November 30,
	2011	2010	2009	Change		Change
	(12 months)	(12 months)	(11 months)	(2011 vs 2010)		(2010 vs 2009)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,981,448)	(6,194,195)	(4,857,983)	(787,253)	13%	(1,336,212)	28%
Cash flows from (used in) financing activities	11,269,162	(907,001)	798,496	12,176,163	-1342%	(1,705,497)	-214%
Cash flows from (used in) investing activities	(262,142)	(133,878)	11,241,443	(128,264)	96%	(11,375,321)	-101%
Effect of foreign exchange on cash	2,380	9,718	(69,677)	(7,338)	-76%	79,395	-114%
Decrease in cash	4,027,952	(7,225,356)	7,112,279	11,253,308	-156%	(14,337,635)	-202%
Cash, beginning of period	789,136	8,014,492	902,213	(7,225,356)	-90%	7,112,279	788%
Cash, end of period	4,817,088	789,136	8,014,492	4,027,952	510%	(7,225,356)	-90%

The Company had cash of $4,817,088 as at November 30, 2011 compared to $789,136 as at November 30, 2010, and compared to $8,014,492 at November 30, 2009.  The increase in cash during the year ended November 30, 2011 is mainly a result of cash flows from financing activities, as noted below. The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 due to a related party.

For the year ended November 30, 2011 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the years ended November 30, 2010 and 2009. This increase is a result of higher expenditures in research and development activities and selling, general and administrative expenses during the year ended November 30, 2011 as described in greater detail in the Results of Operations. These amounts in the year ended November 30, 2011 were partially offset by a cash payment of $0.6 million from Par based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics, and C$1,188,668 received from the CRA and the Ontario Ministry of Finance (“OMF”), of investment tax credits (“ITCs”) for research and development activities described more fully below.

Research and development costs related to continued Company-sponsored research and development programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful ives if they have alternative future uses. For the years ended November 30, 2011 and 2010,  and the eleven month period ended November 30, 2009, R&D expense was $5,125,608, $4,533,310 and $1,937,456, respectively.

As a research and development company, IPC Corp is eligible to receive ITCs from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal 2011, the Company received C$640,081 from the CRA and the OMF comprised of ITCs for research and development activities carried out to the period ended October 21, 2009.  The Company received another refund of C$207,370 for the investment tax credit with the OMF for research and development activities carried out during the fiscal year 2010. Finally , the Company also received C$341,217 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Agreement. Subsequent to the IPC Arrangement, the Company is no longer a Canadian-controlled private corporation, reducing the amounts that we would otherwise be eligible for.  Realization of these credits is subject to government approval.

During the year ended November 30, 2010 net cash flows used in operating activities has been partially offset by approximately C$931,000 that was received from the CRA and the OMF being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation Tax Credit in respect of research and development activities carried out by IPC Ltd. during the fiscal year 2008.  The fluctuations in cash flows from operations are influenced by our net loss. We had net losses of $4,880,277 in 2011, as compared to net losses of $5,761,091 and $1,838,735 in 2010 and 2009, respectively.

For the year ended November 30, 2011 net cash flows provided from financing activities relate mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $801,551 (C$817,822) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan in accordance with the terms of the loan. This repayment was not sourced from the gross proceds of the private placement. See Related Party Transactions below for repayment restrictions. For the year ended November 30, 2010 net cash flows used in financing activities related mainly to the repayment of the related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, for cash advances made by them to the Company . In addition, during the year ended November 30, 2010 net cash flows used in financing activities also included the repayment of capital lease obligations. For the eleven months ended November 30, 2009 net cash flows from financing activities related mainly to receipts from the related parties loan discussed above.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offering completed on February 1, 2011, scientific research tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. During the year ended November 30, 2011 the shareholder loan principal of $801,551 (C$817,822) was repaid and interest of $163,099 (C$166,410) was paid in accordance with the terms of the IPC Arrangement Agreement. As at November 30, 2011, interest payable on this loan was accrued in the amount of $7,493 (C$7,645). During the year ended November 30, 2010 the shareholder loan principal of $755,760 (C$800,000) was repaid from proceeds received by us from the IPC Arrangement and interest of $104,943 (C$110,453) was paid in accordance with the terms of the IPC Arrangement Agreement.

For the year ended November 30, 2011 net cash flows used in investing activities relate mainly to the purchase of production and laboratory equipment due to the acceleration of product development activities. For the year ended November 30, 2010 net cash flows used in investing activities related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride. For the eleven months ended November 30, 2009 net cash flows provided from investing activities relate mainly to the transactions described in the “Business Overview”, effective October 22, 2009 which resulted in the receipt of $11.0 million in cash and an additional $0.5 million receivables from tax credits recoverable.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505(b)(2) NDA products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Financing expense of $2,357,732 is comprised of the issuance of broker warrants valued at $229,005, the excess of the fair value of the warrant liability over the financing proceeds of $655,582, and $1,473,145 of other direct costs related to the financing.

In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of November 30, 2011 is 15,908,444, an increase of 5,001,390 from November 30, 2010, largely from the completion of an equity financing for gross proceeds of $12,000,000. The number of options outstanding as of November 30, 2011 is 3,216,954, an increase of 178,256 from November 30, 2010, of which 85,000 options were granted in the fourth quarter, 7,000 options were granted in the third quarter, 236,000 options were granted in the second quarter, 25,000 options were exercised in the first quarter, 4,667 options were forfeited, and 120,077 options expired during the year ended November 30, 2011. The warrants outstanding as of November 30, 2011 represents 4,659,275 common shares issuable upon the exercise of outstanding common share purchase warrants, an increase of 4,896,000 from the completion of the private placement discussed above, reduced by 480,000 from the cashless exercise of warrants and the expiration of 113,962 warrants during the year. The number of deferred share units outstanding as of November 30, 2011 is 10,250, of which 5,041 were granted in the first quarter, 1,494 were granted in the second quarter, 1,679 were granted in the third quarter and 2,036 were granted in the fourth quarter.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subject the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2011	2010
	$	$

Total accounts receivable	3,383	1,619
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Not past due	1,122	536
Past due for more than 31 days
but no more than 60 days	1,096	539
Past due for more than 61 days
but no more than 90 days	1,165	544
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2011, two customers accounted for 98% and 2% of the revenue of the Company and 100% of accounts receivable of the Company. In the fiscal year ended November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of the revenue of the Company and one customer accounted for 100% of the accounts receivable at November 30, 2009. The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2011		November 30, 2010
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.		1.0203		1.0266
	$	$	$	$

Assets
Cash	569,399	580,958	386,038	396,306
Accounts receivable	-	-	-	-
Investment tax credits	349,861	356,963	814,059	835,713
	919,260	937,921	1,200,097	1,232,019
Liabilities
Accounts payable	382,427	390,190	378,660	388,732
Accrued liabilities	327,838	334,493	301,776	309,803
Employee cost payable	259,324	264,588	103,006	105,746
Capital lease	43,382	44,263	13,229	13,582
Due to related party	757,126	772,496	1,635,842	1,679,355
	1,770,097	1,806,030	2,432,513	2,497,218
Net exposure	(850,837)	(868,109)	(1,232,416)	(1,265,199)

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2011:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	554,210	-	-	-	-
Accrued liabilities	436,154	-	-	-	-
Employee cost payable	736,073	-	-	-	-
Due to related parties	757,126	-	-	-	-
	2,483,563	-	-	-	-

CAPITAL RESOURCES

At November 30, 2011, our cash totalled $4,817,088 compared with $789,136 at November 30, 2010.  The increase in cash and equivalents during the year ended November 30, 2011 is mainly as a result of cash from financing activities. At November 30, 2011, the amount due to related party totalled $757,126 compared with $1,635,842 at November 30, 2010. The decrease was due to the principal repayment of $801,551 (C$817,822) and interest payments of $163,099 (C$166,410). At November 30, 2011, shareholders’ deficiency was $3,093,030 compared to shareholders’ equity of $92,956 at November 30, 2010. The decrease was due to the GAAP accounting of the private placement previously discussed and the loss from operations during the periods.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has increased by approximately $3.8 million at November 30, 2011 from November 30, 2010 mainly as a result of cash from financing activities. In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

CAPITAL EXPENDITURES

Total capital expenditures in 2011 were $262,142, and an increase from the 2010 amount of $133,878. Capital expenditures in 2011 relate to the purchase of production and laboratory equipment.  Total capital expenditures for 2012 are anticipated to be higher than 2011 levels as product development activities continue to accelerate.  We intend to fund 2012 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on Management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2012.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years		After 5 years
Capital Lease Obligations	$138,589	$43,382	$95,207	$	---	$	---
Operating Lease Obligations	95,188	95,188	---		---		---
Total Contractual Obligations	$233,777	$138,570	$95,207	$	---	$	---

CONTINGENCIES AND LITIGATION

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2011, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par, Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not in any event infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets. AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion, if it proceeds to a hearing, may be heard by the District Court for New Jersey in or about the first or second quarter of the Company’s 2012 fiscal year. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

RELATED PARTY TRANSACTIONS

As at November 30, 2011, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of approximately $0.8 million. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009

(“effective date”), and/or proceeds received by any IPC Company from any offering of its securities, (other than the proceeds from the transaction completed on February 1, 2011) following the effective date and/or amounts received by IPC Corp for scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2011, the related party loan was decreased by $801,551 (C$817,822) and an interest payment of $163,099 (C$166,410) of the promissory note was paid in accordance with the terms of the IPC Arrangement Agreement. During the year ended November 30, 2010 the related party loan was decreased by $755,760 (C$800,00) repaid from the IPC Arrangement Agreement.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our Management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2011. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to Management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at November 30, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s Management and Directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, Management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2011. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2011, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred accumulated losses through November 30, 2011.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products.  There is no certainty we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our planned cash requirements may vary materially in response to a number of factors, including research and development activities, preclinical studies, clinical trial results, increases in our manufacturing capabilities, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products. While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of goals material to our success.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form for the year ended November 30, 2010, our latest Form F-3, and our latest Form 20-F and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through future commercialization activities, payments received based on development agreements, marketing license agreements, as well as through equity and/or debt offerings, and strategic partners funding directly some or all costs of development. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form,our short form base shelf prospectus dated December 22, 2011, our latest Form F-3 dated December 21, 2011 and latest Form 20-F, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov